Company Contact:
                                                        Edward J. Brachocki
                                                        VP Corporate Development
                                                        Go-Video, Inc.
                                                        edbrock@govideo.com
                                                        (602)998-3400


   FOR IMMEDIATE RELEASE:

               GO-VIDEO ANNOUNCES ADDITION OF SECOND MANUFACTURER
                               FOR DUAL-DECK VCRs

         Shintom Co., Ltd. of Japan Selected as Additional OEM Supplier


SCOTTSDALE, ARIZONA, December 12, 1995 -- Go-Video, Inc., (AMEX:VCR) today announced it has reached agreement with Shintom Co., Ltd. of Japan for the manufacture of Go-Video's patented Dual-Deck video cassette recorders. Under the agreement, Shintom Co., Ltd. will co-develop and manufacture selected new models of Dual-Deck VCRs for Go-Video. Previously, all of Go-Video's VCR products were manufactured exclusively by Samsung Corporation of South Korea.

The addition of a second manufacturer is expected to provide Go-Video with greater flexibility and additional options in the area of VCR product development and pricing. Manufacturing through Shintom is scheduled to begin by mid 1996. The new products will augment Go-Video's current line of Dual-Deck VCRs, and are expected to allow the company to more aggressively address a larger portion of the VCR market in the United States and expand distribution to Europe and other world markets.

Shintom Company, a premiere Japanese electronics firm, was formed in 1955 and has production facilities in Japan and Indonesia. In addition to VCRs, Shintom also manufactures cellular telephones and car audio equipment.

Roger B. Hackett, chairman and chief executive officer of Go-Video said, "The growth of our core Dual-Deck VCR business has always been, and will continue to be, our highest priority. That is why we are so pleased to announce a second manufacturer for our products, especially a company as well respected as Shintom. Now we have two world class manufacturers to help support our growth plans in the United States and elsewhere."

"There are two key benefits from this new manufacturing relationship, " continued Hackett. "First is our ability to address lower price points for our entry level model, which we believe can significantly increase our distribution base. Secondly, using Shintom as a manufacturer, we plan to expand Dual-Deck distribution to Europe by early 1997, where interest in our products is very high."

Earlier this year, Go-Video announced a diversification plan under which the company would expand its product offerings within the video segment of the consumer electronics marketplace while continuing to expand its core Dual-Deck VCR business. A second source of supply has been an important element in the company's strategic diversification plan. Recently, Go-Video announced its intention to begin development of a large screen rear projection LCD television with Prolux Corporation, an optics and light technology company based in Southern California.

Go-Video is a diversified video technology company which developed and holds patents on the Dual-Deck VCR, as well as a variety of other video technology products and systems. The company distributes its products through leading catalogs and in over 4000 retail storefronts. Go-Video is dedicated to continuous research to expand its lines of innovative video-related products for both consumer and commercial customers. Go-Video is headquartered in Scottsdale, Arizona, and its common stock is traded on the American Stock Exchange.